NEWPORT INTERNATIONAL GROUP, INC.
                         73061 El Paseo Road, Suite 202
                          Palm Desert, California 92260

                                                          telephone 760-779-0251

                                    'CORRESP'

                                               November 9, 2005

United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

  Attention:      Jennifer Gowetski, Attorney-Advisor
                  Elaine Wolff, Branch Chief

         Re: Newport International Group, Inc. (the "Company") Form SB-2 filed October 13, 2005
                  File No. 333-128980

Ladies and Gentlemen:

         By letter dated October 26, 2005 the staff of the Securities and Exchange Commission advised the Company that it conducted only a limited review of the afore-captioned registration statement, and, based upon such limited review, that it had two comments. Following are the Company's response to such comments, which appear in the same numerical order as the staff's letter for ease of review. Concurrently, the Company has filed amendment number 1 to the above-captioned registration statement; under separate cover the Company is providing Ms. Gowetski with courtesy copies, marked to show the changes from the original filing.

1. By letter dated October 27, 2005 the staff provided the Company with additional comments on its Form 10-KSB for the year ended December 31, 2004. Based upon subsequent conversations with Kristi Beshears of the staff, the Company on November 9, 2005 the Company filed an amendment to its quarterly report on Form 10-QSB for the period ended June 30, 2005 which reflects the impairment at June 30, 2005 of the Company's restricted investment in marketable securities. The Company has been advised by the staff that such filing will satisfy all comments presently outstanding on its Form 10-KSB for the year ended December 31, 2004 which was being reviewed by the staff. Amendment number 1 to the above-captioned registration statement contains the changes necessitated by the recognition of this impairment at June 30, 2005. Please see pages 2, 3, 4, 14, 15, 17, 18, 19, 21, and pages F-2, F-3, F-4, F-7, F-8, F-11 and F-13.

2. By letter dated November 4, 2005 we received comments on our request for confidential treatment for portions of a supplier agreement with CompUSA. On November 9, 2005 we responded to such comments.

         We acknowledge that:

         o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or comments, please contact us or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

                                       Sincerely,

                                       /s/ Cery Perle
                                       Cery Perle, CEO

cc:      James M. Schneider, Esq.